SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of October, 2013

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Third well completed in Jupiter area confirms extension of Santos Basin pre-salt discovery

Rio de Janeiro, October 21, 2013 – Petróleo Brasileiro S.A. – Petrobras announces it has completed drilling the well 3-BRSA-1183-RJS (3-RJS-713), informally known as Bracuhy, located in Santos Basin pre-salt block BM-S-24.

This is the third well drilled in Jupiter area and its drilling has confirmed a hydrocarbon column of about 160 meters, starting at a depth of 5,322 meters, containing rocks of good porosity and permeability characteristics. In addition to the gas cap and condensate, the well found an oil column about 100 meters thick.

A formation test is expected in the oil-bearing zone to verify it characteristics and the reservoirs’ productivity.

The well is located  26 km northeast of the discovery well (1-RJS-652A), known as Jupiter which, as was released on January 21, 2008, detected the presence of a large gas (natural gas and CO2), condensate and oil deposit.

Samples collected from the new well have confirmed that these are the same fluids as those found in wild cat well 1-RJS-652A and in the extension well 3-RJS-683A.

The new well has a total depth of 5,765 meters and is 267 km off the coast of Rio de Janeiro at a water depth of 2,251 meters.

The Consortium will proceed with the activities set forth in the Discovery Evaluation Plan approved by Brazil’s National Petroleum, Natural Gas and Biofuels Agency (ANP).

Petrobras is the operator of the consortium (80%), in partnership with Petrogal Brasil (20%).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 21, 2013
PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended (Securities Act), and Section 21E of the Securities Exchange Act of 1934, as amended (Exchange Act) that are not based on historical facts and are not assurances of future results.  These forward-looking statements are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results o f operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.
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